April 8, 2008

Babette Cooper

Mail Stop 4561

United Stated Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC  20549

Re:

STEN Corporation

Form 10-KSB for the year ended September 30, 2007

Filed December 31, 2007

File No. 000-18785

Dear Ms. Cooper:

As requested, we are responding to your follow-up letter dated March 21, 2008.  For convenience and clarity, we have set forth the text of your comments below.  We are responding to the comments in the order presented. All comments and appropriate revisions to our disclosures will be incorporated into future filings. We hereby acknowledge that:

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We, also referred to herein as, “the Company”, are responsible for the adequacy and accuracy of the disclosure in the filing;

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Staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Form 10-KSB for the Fiscal Year ended September 30, 2007 Management’s Discussion and Analysis, page 15

1.

We have reviewed your response to comment 1 of your letter dated March 10, 2008.  Again, please provide us an in depth discussion of the receivables reported on your current balance sheet and their credit quality and loss histories.  Include an aging of the receivables and a roll forward of your allowance for loan loss account.

The Company entered the auto finance business in November 2006.  Because of our limited history in the finance business, our experience as of September 30, 2007, covered a limited time period of less than 12 months and was and we did not believe the limited time period covered to be illustrative of our future performance.

Through our STEN Credit subsidiary, we are engaged in providing auto loans to consumers. We expect that our future filings will include an expanded disclosure of our credit statistics and a more detailed discussion of this business as it becomes an ever-increasing part of our business activity.

We expect to include a more detailed discussion of the profile of our customers and borrowers. As we have noted, many of our borrowers have a limited or impaired credit history.  Our installment note contracts are offered both through our own retail locations and through referrals from independent dealer/partners.  The installment notes with borrowers include a provision for interest charged to the borrower which historically has been at the rate of 29% per annum.  The installment notes are collateralized by a lien on the vehicle.  The loan agreements require payments over periods typically ranging from 12 to 42 months. The components of the STEN Credit vehicle finance note receivable balance for the fiscal years ended September 30, 2007 and October 1, 2006 are as follows:

	September 30, 2007	October 1, 2006
Gross contract amount	$6,089,140	$ 0
Contracts in delinquency
31-60 days	481,469	0
61-90 days	236,067	0
91 + days	299,904	0
Total delinquencies	$1,017,440	$ 0
Amount in repossession	$ 165,613	$ 0
Total delinquencies and amount in repossession	$1,183,053	$ 0
Delinquencies as a percentage of gross contract amount	16.70%	0.00%
Total delinquencies and amount in repossession as a percentage of gross contract amount	19.42%	0.00%

Changes in the Company’s finance receivables, net, for the years ended September 30, 2007 and October 1, 2006 are as follows:

	September 30, 2007	October 1, 2006
Balance at beginning of period	$ 0	$ 0
Financed receivables	$ 7,058,987	0
Financed receivable collections	$ (709,121)	(0)
Net charge offs	$ (158,102)	(0)
Repossessed inventory	$ (102,624)	(0)
Balance at end of period	$ 6,089,140	$ 0

Changes in the Company’s finance receivables allowance for credit losses, for the years ended September 30, 2007 and October 1, 2006 are as follows:

	September 30, 2007	October 1, 2006
Balance at beginning of period	$ 0	$ 0
Allowance for credit losses	$ 1,495,535	0
Net charge offs	$ (158,102)	(0)
Repossessed inventory	$ (102,624)	(0)
Balance at end of period	$ 1,234,809	$ 0

Note 9 – Long-Term Debt, page F-16

2.

We have reviewed your response to comment 3 of our letter dated March 10, 2008.  Please tell us the exact nature of the note marketing costs and annual costs and why you believe these costs should be capitalized as part of the debt issuance costs.  Also, explain to us why you are amortizing these costs to selling, general and administrative expense rather than interest expense.  Please provide us any guidance you relied on to support your presentation.

As discussed below, we have previously concluded that these deferred expenditures related to the ongoing expenses related to the offering of Renewable Unsecured Subordinated Notes by STEN Corporation represent an additional interest cost.  In our most recent quarter we have reflected the amortization of these items as additional interest expense over the average initial term of the Renewable Subordinated Notes.  The capitalized costs relate directly to the costs associated with the financing and are as follows:

Marketing and other expenses associated with the note offering costs consist of:

1.

Printing of mailers, prospectus, Form S-1, current Form 10-QSB and any other collateral needed to send to potential investors

2.

Advertising cost to national and local newspapers and magazines to access the base of potential investors.

3.

Lead generation over the internet from Google and other internet sources.

4.

Legal and accounting fees (initial set of program)

5.

Media placement fees

6.

Broker commission fees

7.

Postage and mailing costs

Annual costs related to the Renewable Note Debt offering consist of:

1.

Registration fees and expenses

2.

Legal and accounting fees (on going)

3.

Consulting

The Company, as a result of the marketing expenditures directly related to seeking potential investors in the Renewable Note Debt offering, has generated a proprietary list of potential investors. This database of investors is expected to have significant future benefits given the ongoing nature of the note offering. We have concluded to amortize these expenses as additional interest expense over the initial note term, which is approximately 22 months.  This amortization period is believed to be conservative given the Sales Agents experience with similar offerings which indicate that approximately 90 percent of the investors will conclude to renew their notes for a period beyond the initial note term.   Also, many of our current note investors reinvest when the term of their note is due or conclude to reinvest at a later time.  The Company intends to use this list for the duration of the Renewable Note registration period which it currently expects to renew on an annual basis.

Certain initial offering costs associated with the Renewable Note Debt offering are being amortized as additional interest expense over a five-year period as the Company anticipates the Note Offering program to continue and to expand for the foreseeable future.

In Note 9-Long Term Debt for the year ended September 30, 2007 our disclosure states “These costs have been capitalized and are being amortized as a component of selling, general and administrative expense.”  This statement does not correctly describe our income statement disclosure and as noted herein we revised our disclosure in subsequent filings.  At September 30, 2007, the disclosure should have noted: These costs have been capitalized and are being amortized as a component of cost of capital in our accompanying Income Statement. “Cost of Capital” was a separate caption on the face of our income statement at September 30 2007.  Subsequent to the end of our September 30, 2007 fiscal year, we have eliminated this caption from the face of our income statement and have included this amount as additional interest expense.

Please feel free to contact me with any additional questions.

STEN Corporation

/s/ Mark F. Buckrey

Mark F Buckrey

Chief Financial Officer

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